December 6, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

Mr. Karl Hiller, Branch Chief

Washington, D.C. 20549

Re:                             File No. 1-14556

Response to Comment Letter dated November 21, 2013 relating to Inventure Foods, Inc. Form 10-K for the Fiscal Year Ended December 29, 2012, filed March 13, 2013

Dear Mr. Hiller:

We have received your letter dated November 21, 2013 (the “Comment Letter”) to Steve Weinberger, Chief Financial Officer of Inventure Foods, Inc. (the “Company” or “we” or “our”).  Please accept this letter as our response to your comments relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 29, 2012 (the “2012 Form 10-K”).  For ease of reference, we have reproduced your comments in italics in advance of our responses.

Having reviewed the referenced filing in light of your comments, we believe that the referenced filing is correct as filed.

Form 10-K for the Fiscal Year ended December 29, 2012

Cover Page

1.              We note that you checked both the accelerated filer and smaller reporting company boxes on the cover page. Given your filing history and reported public float of $85.4 million as of June 30, 2012, it appears you may be an accelerated filer as defined in Rule 12b-2 of Regulation 12B. As an accelerated filer, the options to provide the scaled disclosures indexed in Item 10(f) of Regulation S-K, and to follow the limited financial reporting guidance in Article 8 of Regulation S-X, are not available. If you are an accelerated filer, more extensive disclosures are required to satisfy your reporting obligations. Please clarify your status and explain how you propose to resolve any filing deficiencies with reference to each specific accommodation allowed for a smaller reporting company.

The Company’s filing history and reported public float as of June 30, 2012 cited in your comment is correct.  However, the Company respectfully submits that:

(a)           Pursuant to Regulation S-K Item 10(f)(2)(i) and the guidance provided in the Division of Corporation Financing Compliance and Disclosure Interpretation set forth in Exchange Act Rules Question 130.04 (and SEC Release No. 33-8876), the Company continued to be eligible to use the scaled disclosures indexed in Item 10(f) of Regulation S-K and the limited financial reporting guidance in Article 8 of Regulation S-X for the 2012 Form 10-K, including, in reliance on General Instruction G(3) of Form 10-K and the guidance provided in Division of Corporation Financing Compliance and Disclosure Interpretation set forth in Exchange Act Forms Question 104.13, the executive compensation and other disclosures required by Part III of Form 10-K, which was incorporated from the Company’s definitive proxy statement filed on April 19, 2013 (within 120 days after December 29, 2012, the fiscal year end reflected in the 2012 Form 10-K);

(b)           Pursuant to Rule 12b-2(1) and the guidance provided in the Division of Corporation Financing Compliance and Disclosure Interpretation set forth in Exchange Act Rules Question 130.04 (and SEC Release No. 33-8876), the Company first became an accelerated filer with respect to the 2012 Form 10-K, which was filed on March 13, 2013 in accordance with General Instruction A(2)(b) of Form 10-K (within 75 days after December 29, 2012, the fiscal year end reflected in the 2012 Form 10-K); and

(c)           Accordingly, the Company properly (i) checked both the accelerated filer and smaller reporting company boxes on the cover page of the 2012 Form 10-K and (ii) first reflected its determination that the Company was no longer eligible to use the scaled disclosures indexed in Item 10(f) of Regulation S-K and the limited financial reporting guidance in Article 8 of Regulation S-X by checking only the accelerated filer box and not the smaller reporting company box on the cover page of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2013, which was filed on May 6, 2013 in accordance with General Instruction A(1)(a) of Form 10-Q (within 40 days after March 30, 2013).

Financial Statements

Note 10 — Business Segments and Significant Customers, page 40

2.              We note you have identified two reportable segments: snack products and frozen products, each offering “different products and services.” However, we also note you disclose elsewhere in your filing, such as Note 1 on page 28, Business section on page 2, and MD&A on page 13, that you are a leading marketer and manufacturer of “healthy/natural” and “indulgent specialty” snack food brands, that you specialize in these two primary product categories (which are also referred to as segments on page 28), and that your goal is to have a diversified portfolio of brands, products, customers and distribution channels. Tell us the extent to which each reportable segment includes activity that is also included in either your healthy/natural or indulgent specialty snack food groups. If these also represent operating segments, based on the definition in FASB ASC paragraph 280-10-50-1, provide us the analysis that you performed in concluding that you had met the aggregation criteria in FASB ASC paragraph 280-10-50-11. Additionally, please explain why you have not disclosed revenue for each group of similar products pursuant to FASB ASC paragraph 280-10-50-40.

The Company regularly evaluates the components of the reporting system used by management to make decisions about the Company’s operating matters to assess the appropriate operating and reportable segments.   Operating segments are defined in ASC 280-10-50-1 as “a component of public entity that has all of the following characteristics:  (a) it engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity); (b) its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and (c) its discrete financial information is available.”  Based on our analysis as of December 29, 2012, we determined that there were only two components that met the definition of operating segments as noted above.  We believe that the 2012 Form 10-K properly reports our “snack products” and “frozen products” as our only two reportable segments.

Periodically the Company will disclose revenue statistics based on product sales for our “healthy/natural” and “indulgent specialty” products in order to emphasize the Company’s growth in healthy, better-for-you snacks, which is a current consumer trend.  The snack products segment includes products that are considered indulgent specialty snack products, as well as products that are considered healthy/natural.  The frozen products segment only includes products that are considered healthy/natural.

The results of sales for products within indulgent and healthy/natural categories are only maintained and evaluated by management at the sales level.  Operating results evaluated by management are not prepared with separate components for healthy/natural and indulgent specialty categories, and management does not allocate resources or assess performance based on these categories.

In all future filings where we disclose revenues for our “healthy/natural” and “indulgent specialty” categories, we will provide revenue for each group of similar products pursuant to FASB ASC paragraph 280-10-50-40 for these categories.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In responding to our comments, please provide a written statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In closing, we acknowledge that: (1) we are responsible for the adequacy and accuracy of the disclosure in the 2012 Form 10-K filing, (2) Securities and Exchange Commission (“the Commission”) staff comments or any changes to disclosure in response to the Commission’s staff comments do not prevent the Commission from taking any action with respect to the 2012 Form 10-K filing, and (3) we may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

INVENTURE FOODS, INC.

By:	/s/ Steve Weinberger
Steve Weinberger
Chief Financial Officer